January 7, 2014

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: T. Rowe Price International Funds, Inc. (“Registrant”)

On behalf of the following new series and classes: T. Rowe Price Global High Income Bond Fund; T. Rowe Price Global High Income Bond Fund – Advisor Class; T. Rowe Price Global Unconstrained Bond Fund; and T. Rowe Price Global Unconstrained Bond Fund – Advisor Class

File Nos.: 002-65539 / 811-2958

Dear Ms. O’Neal-Johnson:

The following is in response to your oral comments received on December 18, 2014, regarding the post-effective amendment filed pursuant to Rule 485(a) on November 7, 2014, to add the new T. Rowe Price Global High Income Bond Fund and its Advisor Class and the new T. Rowe Price Global Unconstrained Bond Fund and its Advisor Class (each a “Fund” and collectively the “Funds”) to the above referenced Registrant. Your comments on the Funds’ prospectuses and our responses to those comments are set forth below.

Global High Income Bond Fund and Global High Income Bond Fund – Advisor Class Prospectuses

Comment:

If acquired fund fees and expenses are expected to exceed 0.01% of the average net assets of the Fund, please disclose these fees and expenses as a separate line item in the fee table.

Response:

The Fund does not anticipate investing in other investment companies. As a result, we do not expect acquired fund fees and expenses to exceed 0.01% of the Fund’s average net assets.

Comment:

The principal investment strategies state that the Fund normally invests at least 80% of its net assets (including any borrowings for investment purposes) in bonds, and seeks to invest in a diversified portfolio of high yield bonds, also known as “junk” bonds, and other high income producing instruments. You should separate the investments in junk bonds from the fund’s 80% investment policy.

Response:

The disclosure will be revised as follows:

The fund normally invests at least 80% of its net assets (including any borrowings for investment purposes) in bonds. The fund seeks to invest in a diversified portfolio of high yield bonds, also known as “junk” bonds, and other high income producing instruments.

Comment:

The prospectus should describe how the Fund defines foreign securities.

Response:

In the principal investment strategies, we intend to add the following disclosure:

For purposes of determining whether a fund holding is a foreign security, the fund uses the country assigned to a security by Bloomberg or another third-party data provider.

Comment:

Please confirm to the staff that if the Fund sells or writes credit default swaps, the full notional value of such swaps will be covered.

Response:

If the Fund sells credit protection under a credit default swap, the Fund will cover the securities by segregating liquid, high-grade debt securities or other suitable cover in an amount equal in value to the full notional value of the contract.

Comment:

Consider any necessary revisions to the Fund’s derivatives disclosure. See generally Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Response:

We have tailored the Fund’s prospectus so that the disclosure in response to Item 4 of Form N-1A identifies only those derivative instruments that the Fund expects to use as a principal investment strategy. We believe that forward currency exchange contracts and credit default swaps are the only instruments that will rise to the level of a principal investment strategy, although the use of other derivatives are described in the disclosure that appears after Item 8. In addition, the principal investment strategies explain the primary purposes for using these instruments and we have tailored the principal risks disclosure to address the risks associated specifically with those derivatives set forth in the principal investment strategies. As a result, we do not believe that any changes to the Fund’s derivatives disclosure are necessary.

Comment:

If the Fund engages in any short sales, please confirm to the staff that any associated dividend and interest expenses will be included in the operating expenses in the fee table.

Response:

Any dividend and interest expenses associated with short sales will be included in the operating expenses disclosed in the fee table.

Global Unconstrained Bond Fund and Global Unconstrained Bond Fund – Advisor Class Prospectuses

Comment:

The expense limitation footnote to the fee table should exclude acquired fund fees and expenses.

Response:

Acquired fund fees will be added to the parenthetical in the footnote.

Comment:

The prospectus should describe how the Fund defines foreign securities.

Response:

In the principal investment strategies, we intend to add the following disclosure:

For purposes of determining whether a fund holding is a foreign security, the fund uses the country assigned to a security by Bloomberg or another third-party data provider.

Comment:

Consider any necessary revisions to the Fund’s derivatives disclosure. See generally Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Response:

We have tailored the Fund’s prospectus so that the disclosure in response to Item 4 of Form N-1A identifies only those derivative instruments that the Fund expects to use as a principal investment strategy. We believe that interest rate futures, interest rate swaps, forward currency exchange contracts, and credit default swaps are the only instruments that will rise to the level of a principal investment strategy, although the use of other derivatives are described in the disclosure that appears after Item 8. In addition, the principal investment strategies explain the primary purposes for using these instruments and we have tailored the principal risks disclosure to address the risks associated specifically with those derivatives set forth in the principal investment strategies. As a result, we do not believe that any changes to the Fund’s derivatives disclosure are necessary.

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345-6646, or in my absence, Darrell N. Braman at 410-345-2013.

Sincerely,

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

• The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• The Fund may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ David Oestreicher

David Oestreicher

Vice President, T. Rowe Price International Funds, Inc.